Filed by UMB Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: UMB Financial Corporation

Commission File No. 001-38481

On October 27, 2026, the following FAQs were distributed by El Dorado Savings Bank, F.S.B., to its employees.

Table of Contents

What is happening?	2

What kind of transaction is this?	2

Why are we pursuing this transaction?	2

Who is UMB Bank?	2

When will the companies combine?	2

What does this mean for my job?	2

Will severance be offered to displaced employees?	3

Will we have a hiring freeze until the merger is complete? And if so, how would our employees be replaced if they resign early on?	3

Will my compensation and benefits change?	3

Will there be a gap in benefit coverage?	3

What will happen to my 401(k) account?	3

Will we keep our name and brand?	3

Will there be changes to leadership?	4

Will there be changes to our branch locations?	4

What is the timeline for integration/ conversion?	4

How will integration planning work?	4

Will our systems, products, or processes change?	4

What do I say to customers if they ask?	4

What will happen with our current community support and CRA activities?	4

What should I do if a member of the media reaches out to me?	5

How will updates be communicated?	5

Who do I contact with questions?	5

Forward-Looking Statements

What is happening?

We have entered into an agreement to merge with and into UMB Bank, National Association. While the transaction is still subject to customary closing conditions, including regulatory and shareholder approval, both organizations are excited about the opportunity to bring together two banks that share similar values and a commitment to serving customers and communities.

What kind of transaction is this?

This is a merger that will result in UMB Bank acquiring El Dorado Savings Bank. Because the two banks serve different geographic markets and bring different strengths to the relationship, we see this as an opportunity to build a strong partnership that benefits employees, customers, shareholders, and communities.

Why are we pursuing this transaction?

We share many of the same values with UMB Bank, including a strong commitment to customer service and community involvement. While El Dorado Savings Bank has been a strong supporter of its customers and communities, we believe there is even more we can provide as part of a larger company.

By bringing our organizations together, we can combine our strengths, expand capabilities for customers, create more opportunities for employees, and build a stronger organization for the future. We believe this transaction allows us to preserve what makes El Dorado Savings Bank special while enhancing our ability to serve our communities for years to come.

Who is UMB?

UMB Financial Corporation (Nasdaq: UMBF) is a $70 billion in asset financial services company headquartered in Kansas City, Missouri. Through its subsidiary bank, UMB Bank offers commercial banking, which includes comprehensive deposit, lending, investment, and retirement plan services; personal banking, which includes comprehensive deposit, lending, wealth management, and financial planning services; and institutional banking, which includes asset servicing, corporate trust solutions, investment banking, and healthcare services. UMB operates branches throughout Missouri, Arizona, California, Colorado, Iowa, Kansas, Illinois, Minnesota, Nebraska, New Mexico, Oklahoma, Texas, Utah, and Wisconsin.

When will the companies combine?

We expect the transaction to be completed before the end of the first quarter of 2027. Before that can happen, the transaction must receive the required approvals from regulators, our shareholders, and other customary closing conditions must be satisfied. Teams, processes, products, and technology will not begin to integrate until after the transaction closes.

What does this mean for my job?

For our customer-facing and branch employees, there will be little to no change to your day-to-day responsibilities as you become part of a larger team committed to serving our customers. However, there will be job reductions within our support functions, which will take place between closing and following the systems conversion planned for Q2 2027. It is our goal to communicate promptly and openly with you as to the status of your position going forward. For those who are impacted by the merger, severance will be offered. You will also have the opportunity to apply for open positions with UMB after closing. We know this uncertainty can be uncomfortable, but we are committed to sharing updates as soon as they are available.

In the meantime, while we wait for the transaction to close and the integration projects to begin, the Bank must continue functioning normally. That means that each of us should continue to focus on our current responsibilities, serving our customers and each other, with the same level of excellence we deliver each day.

Will severance be offered to displaced employees?

While the goal is to provide continued opportunities to as many of our employees as possible, severance benefits will be provided for displaced employees. For those employees whose job position is eliminated without cause within twelve months after the merger is completed, severance benefits will be comparable to those provided pursuant to the more favorable of the UMB severance plan or El Dorado severance plan.

Will we have a hiring freeze until the merger is complete? And if so, how would our employees be replaced if they resign early on?

No. We are not implementing a hiring freeze. For certain open positions, managers and executives will continue to evaluate business needs and determine whether to fill roles with a permanent hire, use contract support, or make other process adjustments.

Will my compensation and benefits change?

This announcement does not impact employee pay, benefits, or incentive plans, and there will be no changes prior to closing as a result of this announcement. In addition, UMB Bank has agreed that, for a period of one year after the merger, it will offer substantially comparable in the aggregate base salaries and incentive compensation opportunities for El Dorado Savings Bank employees during that period to what they are receiving from El Dorado Savings Bank.

Once the merger is completed, there may be certain changes in benefits, such as moving to UMB’s 401(k) plan, but for at least one year following the merger your health, wealth, and retirement benefits (excluding certain defined benefit pension benefits, deferred compensation, and retiree medical benefits), will be no less favorable in the aggregate than such benefits you are receiving now. More information on post-merger employee benefits will be provided as information becomes available.

We want to emphasize that, like El Dorado Savings Bank, UMB Bank offers comprehensive benefits and competitive incentive compensation designed to reward team members for their contributions that promote growth and success. Additional details will be shared as integration planning progresses.

Will there be a gap in benefit coverage?

No. Employees will continue receiving their current benefits through El Dorado Savings Bank until any benefit changes are implemented.

If El Dorado Savings Bank employees transition to UMB Bank benefit plans after the merger is completed, the goal is to do so without interruption in benefit coverage. El Dorado Savings Bank employees will generally have their employment service period with El Dorado Savings Bank recognized for purposes of the UMB Bank benefit plans offered to them.

Employees will receive advance communication and support before any employee benefit plan changes occur as the result of the merger.

What will happen to my 401(k) account?

Your own contributions to the 401(k) are always yours. You will be provided with distribution or rollover options for the value in your account.

Will we keep our name and brand?

Once combined, we will operate within California as UMB Bank. We will continue providing the measurably superior service customers know, trust, and expect from the El Dorado Savings Bank brand.

Will there be changes to leadership?

Following the merger, David Cook, our President and Chief Executive Officer, will become Vice Chairman of UMB Bank California and Jennifer Jacobs will become Regional Delivery Manager in Consumer Banking. Additional decisions will be made as planning continues. While some leadership roles or reporting structures may be reviewed over time, no immediate changes are being made to employees’ day-to-day responsibilities or reporting relationships as a result of this announcement. If a future change affects your role, your manager or leadership team will inform you directly before it takes effect.

Will there be changes to our branch locations?

At this time, no branch or office closures are anticipated as part of the merger. The two organizations operate in different geographic markets with no overlap in branch footprints. Over time, the combined company may continue to review branch locations to support convenience and service, and any future changes would be communicated in advance.

What is the timeline for integration/ conversion?

Integration planning is only in its early stages as the organizations work toward closing the transaction. Updates will be shared as planning progresses and more information becomes available.

How will integration planning work?

Integration planning will be led with representatives from both banks. Team members from both organizations will work together across key areas, including technology, products, processes, systems, procedures, policies, employee impacts, and customer impacts.

Will our systems, products, or processes change?

Not right away.

Until the transaction closes, both organizations will continue operating as separate companies. Teams from both banks will evaluate systems, products, processes, and policies to determine the best path forward.

If changes are planned, employees will receive advance notice, training, and resources to help support a smooth transition as available.

What do I say to customers if they ask?

See the document “Customer Talking Points” that we provided to all employees. There are no changes to how we serve customers right now. Employees should continue supporting customers as they do today and reassure them that we remain focused on providing the service they know and trust. We will continue operating in the same locations with the same core staff. If customers have additional questions, please refer to the approved customer talking points.

Our reputation depends on the trust we’ve built with our customers and communities. As leaders and members of those communities, it’s important that we protect that trust by using the approved customer talking points when discussing these changes with customers, clients, friends, or family. We will continue to provide the high-quality experience and service our customers and partners expect from us.

What will happen with our current community support and CRA activities?

Community support is an important part of both organizations’ history and ongoing commitment to the markets we serve. Sponsorships, contributions, volunteer activities, and CRA-related efforts are expected to continue uninterrupted. While processes may change over time, the combined organization is expected to continue supporting community needs and encouraging employee involvement through volunteering, nonprofit board service, events, and other support.

What should I do if a member of the media reaches out to me?

Please do not comment or answer questions from the media. Our media policy remains in effect, and only designated spokespersons are authorized to speak on behalf of the Bank. Please direct any media inquiries to David Cook, our President and Chief Executive Officer at dcook@eldoradosavings.com.

How will updates be communicated?

We are committed to keeping employees informed throughout this process. As planning progresses and new information becomes available, periodic updates will be shared through internal communication channels.

If we don’t have an answer yet, we’ll be transparent about that and share information as soon as it becomes available.

Based on current plans, the Merger Information Hub on Navigator will serve as the central location for updates and resources.

Who do I contact with questions?

Information will continue to be shared through employee communications, manager updates, and other internal channels. If you have questions, please start with your manager or HR, as they may be able to address your question directly.

For any additional questions, please reach out to Human Resources to share feedback or submit questions. We will review common themes and address them through future FAQs, town halls, and employee communications.

The above FAQs are for informational purposes only and should not be interpreted as a guarantee of compensation, benefits or employment. Complete information about UMB benefits are contained in the relevant plan documents and summary plan descriptions. In the event of a conflict between these FAQs and the governing documents (including the merger agreement or the plan documents), the governing documents will govern.

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Additional Information About the Transaction and Where to Find It

In connection with the business combination transaction involving UMB Financial Corporation (“UMB”) and El Dorado Savings Bank, F.S.B. (“El Dorado”) (the “Transaction”), UMB intends to file a registration statement on Form S-4 with the SEC. The registration statement will include a prospectus of UMB. The definitive prospectus will be sent to the shareholders of El Dorado. In addition, shareholders of El Dorado will receive an information statement / proxy and other relevant materials in connection with the proposed transaction in accordance with applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER DOCUMENTATION RECEIVED IN CONNECTION WITH THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, El DORADO, THE TRANSACTION AND RELATED MATTERS. Shareholders will be able to obtain a free copy of the definitive prospectus, as well as other filings containing information about UMB and El Dorado, without charge, at the SEC’s website (http://www.sec.gov). Copies of the prospectus and the filings with the SEC that will be incorporated by reference in the prospectus can also be obtained, without charge, by directing a request to UMB Financial Corporation, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106 or to El Dorado Savings Bank, F.S.B., Attention: Corporate Secretary, 4040 El Dorado Road, Placerville, California 95667.

Before making any voting or investment decision, investors and security holders are urged to read carefully the entire registration statement and other related information when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

UMB, El Dorado and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of El Dorado in connection with the Transaction. Information regarding the directors and executive officers of each of UMB and El Dorado will be set forth in the registration statement on Form S-4 and the prospectus, as well as other related documents, to be filed or provided by UMB and/or El Dorado.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.